Scott Galer
Partner
Direct Voice	818.444.4513
Direct Fax	818.444.6313
E-Mail	sgaler@biztechlaw.com

December 24, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:
New Motion, Inc. (dba Atrinsic)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 29, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 14, 2008
Form 8-K filed July 7, 2008
File No. 001-12555

Dear Mr. Owings:

On behalf of New Motion, Inc. (dba Atrinsic) (the “Company”), we hereby inform you that the Company will respond to the Staff’s comment letter dated December 16, 2008 on or before January 16, 2009.

If you have any questions, please telephone me at (818) 444-4513.

Sincerely, /s/ Scott Galer Scott Galer

cc:	Burton Katz Andrew Zaref